February 28, 2020
Kathy Cherkof
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
AIM Investment Securities Funds (Invesco Investment Securities Funds), Invesco Management Trust, AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), Short-Term Investments Trust, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Equity Funds (Invesco Equity Funds), AIM Counselor Series Trust (Invesco Counselor Series Trust), Invesco Securities Trust, AIM Sector Funds (Invesco Sector Funds), AIM Funds Group (Invesco Funds Group),  Invesco Exchange Fund and AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (each, a “Trust” and collectively, the “Trusts”)/(I/C File Nos. 811-05686, 811-22957, 811-05460, 811-02729, 811-07452, 811-06463, 811-01424, 811-09913, 811-22793, 811-03826, 811-01540, 811-02611 and 811-07890 respectively).

Financial Statement Review
Dear Ms. Cherkof:
On behalf of the Trusts, thank you for speaking with Joseph Benedetti and myself on January 22, 2020 about the financial statements (each, a “Financial Statement” and collectively, the “Financial Statements”) of the series of the Trusts (each, a “Fund” and collectively, the “Funds”) described herein. In furtherance of our discussions, set forth below are our responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated your comments below, followed by our written responses.)
1.
Comment: For all Funds, in Management’s Discussion of Fund Performance in the annual reports and in the prospectuses, consider disclosing each Fund’s risks in order of importance, as opposed to alphabetical order.

Response: We are currently in the process of re-evaluating the format and content of the Management’s Discussion of Fund Performance section in our Funds’ annual reports, and will consider accordingly. With respect to the Fund prospectuses, to the extent risks are not already disclosed in order of importance, we will consider accordingly, in connection with recent Staff guidance and comments, disclosing each Fund’s risks in order of importance, as opposed to alphabetical order.

2.
Comment: For all Funds for which the Statement of Assets and Liabilities includes the line item, “Accrued fees to affiliates,” confirm whether advisory fees are included in this line item and if so, please disclose advisory fees separately.

Response: We consider the materiality of the individual components that make up the amounts payable to affiliates when determining whether to break them out individually and will continue to do so going forward.  We believe this complies with GAAP.
3.	Comment: For all Funds that have investments in affiliated money market funds, please confirm the disclosure required by Rule 12-14 of Regulation S-X is provided.
Response: Invesco currently does not include the investments in affiliates disclosure required by Rule 12-14 of Regulation S-X for a Fund’s investments in affiliated money market funds in the Fund’s Notes to Financial Statements based on statements in 2008 by Staff members to an AICPA Expert Panel that the Staff has not objected to the omission of disclosure required by Rule 12-14 of Regulation S-X for investments in affiliated money market funds. [ Invesco believes that omission of such disclosure is appropriate because Invesco views investments in affiliated money market funds as cash equivalents due to their the highly liquid, low risk nature.  Invesco further believes that the information required by Rule 12-14, including net realized gain or loss  and net increase or decrease in unrealized appreciation or depreciation, are not informative data points for money market funds that operate pursuant to Rule 2a-7.
4.
Comment: The portfolio turnover rate of Invesco Income Fund fluctuated from 25% in 2018 to 119% in 2019.  Please explain the significant variation in portfolio turnover in accordance with Item 16(e) of Form N-1A:

Response: Footnote (d) in the Financial Highlights table explains that “Effective July 26, 2018, the Fund modified certain investment policies utilized in achieving its investment objective throughout the period. The Fund’s net investment income, ratio of net investment income and portfolio turnover have increased significantly due to the realignment of the Fund’s portfolio of investments as a result of these changes.” In accordance with Item 16(e) of Form N-1A, this explanation will also be included in the Fund’s Statement of Additional Information when it updates in June 2020 pursuant to Rule 485(b).
5.
Comment: For Invesco California Tax-Free Income Fund and any other Fund investing in floating-rate securities created through the sale of fixed rate bonds by the Fund to special purpose trusts (“TOB Trusts”), it is the Commission’s position, that a Fund must segregate liquid assets in an amount equal to the value of the floating-rate securities plus accrued interest. Please explain supplementally the Trusts’ asset segregation policy with respect to such floating-rate securities.

Response: The Trusts’ confirm that their policy is to segregate liquid assets in an amount equal to the face value of the floating-rate securities that a Fund may be required to repurchase from a TOB Trust. The amount segregated is disclosed as a footnote to the Schedule of Investments.
6.	Comment: For Invesco Oppenheimer Master Loan Fund, please disclose the end of period interest rate for end of period August 31, 2019, in a footnote to the Schedule of Investments.
Response: Rule 12-12 of Regulation S-X states “For variable rate securities, indicate a description of the reference rate and spread and: (1) The end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule in a note to the Schedule.” Our current presentation reflects option 1 referenced in Rule 12-12 above.  The Schedule of Investments discloses the variable rate + spread and the end of period interest rate for variable rate securities in the security description.
7.	Comment: For Invesco Oppenheimer Master Loan Fund, for payment-in-kind securities, please disclose both the cash rate and payment-in-kind rate in the Schedule of Investments.
Response: Both the payment-in-kind and cash rates are currently disclosed in the Schedule of Investments.  For securities where there is only a payment-in-kind rate disclosed, those securities did not have a cash rate on the reporting date.
8.
Comment: For Invesco Oppenheimer Master Loan Fund, note 10 to the Financial Statements discloses information on the Fund’s borrowings. Please disclose the average daily balance of borrowings and weighted average interest rate.

Response: This information was not disclosed because the Fund had no borrowings during the reporting period.
9.
Comment: The portfolio turnover rate of Invesco Global Opportunities Fund fluctuated from 33% in 2017 to 92% in 2018.  Please explain the significant variation in portfolio turnover in accordance with Item 16(e) of Form N-1A.

Response:  The Fund will disclose the reason for the variation, in accordance with 16(e), in its Statement of Additional Information, which will become effective on or about February 28, 2020 pursuant to Rule 485(b).
10.
Comment: Please supplementally explain why Invesco Balanced-Risk Aggressive Allocation Fund’s benchmark index was deemed to be an appropriate broad-based securities market index for the Fund (Form N-1A Item 4(b)(2)(iii) and Item 27(b)(7) Instruction 5).

Response: The Fund’s future shareholder reports and prospectuses will be modified to reflect that the S&P 500® Index is the Fund’s broad-based securities market index.

11.
Comment: Invesco Balanced-Risk Aggressive Allocation Fund’s footnote (g) to the Consolidated Schedule of Investments lists additional information regarding the underlying components of certain reference entities that are not publicly available for the Fund’s over-the-counter total return swaps. Please explain what the percentage of the underlying components is based on and include a description of the underlying components in conformity with Rule 12-13C of Regulation S-X.

Response: The percentages provided are based on the notional value of each underlying component.  Going forward, the disclosure regarding reference entity components will be enhanced to explain the basis of the underlying components. Enhancing the disclosure of the description of the underlying components is under consideration.
12.
Comment: Supplementally confirm whether Invesco Energy Fund was operating as a non-diversified fund at the end of fiscal year April 30, 2019, and, if so, explain why there is no non-diversified risk in the prospectus or annual report.

Response: The Invesco Energy Fund is a diversified fund and thus operates, and intends to continue to operate, as such.  For this reason, the Fund does not include non-diversification risk disclosure in the Fund’s prospectus.
The Fund acknowledges that at the end of fiscal year April 30, 2019, more than 25% of the assets of Invesco Energy Fund were comprised of individual holdings that each represented more than 5% of the Fund’s total assets (each, a “greater than 5% position”) as a result of changes in the market value of such greater than 5% positions (and other securities held by the Fund) and not as a result of purchases of such greater than 5% positions.  We confirm that the Fund continues to comply with the diversification requirements of Sections 5(b) and 5(c) of the Investment Company Act of 1940.
We note that while “non-diversification risk” disclosure is not included in the Invesco Energy Fund’s prospectus or annual report, “energy sector risk” disclosure (with respect to concentrating in the energy sector) is included.
13.
Comment: For Invesco money market Funds that have the ability to charge liquidity fees and/or impose redemption gates in accordance with Rule 2a-7, consider enhancing the disclosure to state the circumstances that would result in a money market Fund charging a liquidity fee and/or imposing a redemption gate.

Response: The Notes to the Financial Statements in the shareholder reports include the following sample disclosure:

“Invesco Liquid Assets Portfolio, Invesco STIC Prime Portfolio and Invesco Tax-Free Cash Reserve Portfolio may impose a fee upon the sale of shares or may temporarily suspend the ability to sell shares if the Fund’s liquidity falls below required minimums or because of market conditions or other factors. The Board of Trustees has elected not to subject Invesco Treasury Portfolio, Invesco Government & Agency Portfolio and Invesco Treasury Obligations Portfolio to liquidity fee and redemption gate requirements at this time, as permitted by Rule 2a-7.” The Registrant will consider enhancing the disclosure to add additional detail regarding the circumstances under which a liquidity fee or redemption gate will be imposed.
Please do not hesitate to contact me at 713-214-4354, if you have any questions or wish to discuss any of the responses presented above.
Sincerely,

/s/Sheri Morris
Sheri Morris